PANSOFT COMPANY LIMITED

3/F Qilu Software Park Building
Jinan Hi-Tech District, Jinan, Shandong,
People’s Republic of China, 250101

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

NOTICE IS HEREBY GIVEN that an the Annual Meeting of Stockholders of Pansoft Company Limited (the “Company”) will be held on Thursday, June 30, 2011 at 8:00 a.m., Eastern Standard Time, by web conference.  The internet access information for the meeting is as follows:

www.virtualshareholdermeeting.com/pansoft11

Important Notice Regarding the Availability of Proxy and Information Materials

for the Stockholder Meeting to be Held on June 30, 2011:
The Annual Report on Form 20-F and any amendment thereto, and
The Amended and Restated 2008 Stock Incentive Plan
are available at:
http://www.pansoft.com/contentsa.php?level0=3&level1=6

The Annual Meeting is held for the following purposes, as more fully described below in the information circular accompanying this notice:

1. To elect two directors of the Company.

2. To approve an amendment to our 2008 Stock Incentive Plan to (i) increase the total number of shares that may issued pursuant to Incentive Stock Options to 906,248 shares; (ii) authorize the compensation committee of the board of directors (the “Compensation Committee”) to grant restricted stock units; (iii) authorize the Compensation Committee to cancel outstanding stock options to exchange for new stock options; and (iv) authorize the Compensation Committee to reduce the exercise price of outstanding stock options.

3. To approve an amendment to our 2008 Stock Incentive Plan to increase the aggregate number of shares of common stock authorized for issuance by 302,000 shares.

4.  To ratify the appointment of Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2012; and

5. To transact such other business as may properly come before the Annual Meeting and any adjournment thereof.

The Board of Directors has fixed the close of business on May 20, 2011 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournment thereof. A complete list of stockholders entitled to vote will be available at the Company’s principal executive offices located at 3/F Qilu Software Park Building, Jinan Hi-Tech District Jinan, Shandong, People’s Republic of China, 250101, for five days prior to the meeting.

WHETHER OR NOT YOU INTEND TO ATTEND THE WEBCAST FOR THE ANNUAL MEETING, WE URGE YOU TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY OR VOTE VIA THE INTERNET OR TELEPHONE BY FOLLOWING THE INSTRUCTIONS SET FORTH IN THE PROXY CARD.  After reading the information circular, please mark, date, sign and return, as soon as possible, the enclosed proxy card in the prepaid envelope to ensure that your shares will be represented. YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD OR ATTEND THE ANNUAL MEETING WEBCAST IN PERSON.

Important Notice Regarding the Availability of Proxy Materials and Other Information  for the Stockholder Meeting to be Held on June 30, 2011: The Annual Report on Form 20-F as amended, and Amended and Restated 2008 Stock Incentive Plan are available at: http://www.pansoft.com/contentsa.php?level0=3&level1=6

We look forward to talking to you at the meeting.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Hugh Wang
Hugh Wang, Chairman and Director

PANSOFT COMPANY LIMITED

INFORMATION CIRCULAR

This information circular is furnished in connection with the solicitation by the Board of Directors (the “Board of Directors” or the “Board”) of Pansoft Company Limited (“Pansoft” or the “Company”), of proxies in the accompanying form to be used at the Annual Meeting of Stockholders to be held through web conference at www.virtualshareholdermeeting.com/pansoft11. on Thursday, June 30, 2011 at 8:00 a.m., Eastern Standard Time, and at any adjournment of the Annual Meeting (the “Annual Meeting”).  The Annual Meeting will be conducted by web conference and no physical meeting will be held.

This information circular and the accompanying form of proxy are being mailed to stockholders on or about June 15, 2011.

VOTING PROCEDURES

The shares represented by proxy received in response to this solicitation and not revoked will be voted at the Annual Meeting. If you hold your shares in your own name as a holder of record, you may instruct the proxy holders how to vote your shares by signing, dating and mailing the proxy card in the postage paid envelope that we have provided. In the event no directions are specified, the shares will be voted FOR the election of the nominee directors listed in this information circular and FOR the approvals of proposals 2, 3, and 4

You may revoke or change your proxy vote at any time before it is actually voted at the Annual Meeting by sending a written notice of revocation or submitting another proxy with a later date to the Secretary of the Company. You may also revoke your proxy by attending and voting in person at the webcast for the Annual Meeting, but your attendance at the webcast for the Annual Meeting will not, by itself, constitute a revocation of your proxy. If your shares are registered in the name of a bank or other brokerage firm, you will receive instructions from them that you must follow in order to have your shares voted.

Who Can Vote

Stockholders of record at the close of business on May 20, 2011 are entitled to notice of and to vote at the Annual Meeting. As of May 30, 2011, the Company had 5,438,232 shares of common stock, $0.0059 par value per share (“Common Stock”) outstanding and entitled to vote. Each holder of Common Stock is entitled to one vote for each share held as of the record date.

General Information on Voting

Holders of a majority of the outstanding shares of Common Stock must be present or represented by proxy at the Annual Meeting in order to have a quorum. Shares that are marked “withheld” or “abstain” are treated as being present for purposes of determining the presence of a quorum at the Annual Meeting. If you hold your Common Stock through a bank, broker or other nominee, the broker may be prevented from voting shares held in your account on certain proposals that are considered “non-routine” proposals (a “broker non-vote”) unless you have given voting instructions to your bank, broker or nominee.  All of the proposals presented at the annual meeting except for Proposal 4, the appointment and ratification of independent registered accounting firm, are “non-routine” matters.  Shares that are subject to a broker non-vote are counted for purposes of determining whether a quorum exists.

Directors are elected by a plurality vote. Accordingly, the director nominees who receive the most votes cast in his or her favor will be elected. Votes that are withheld from a nominee will be excluded entirely from the election of the Class I directors and will have no effect on the outcome. An abstention or broker non-vote has no effect in the outcome of the election of the directors, as directors are elected by a plurality of the votes cast. Proposals 2 and 3 will be approved by the majority of votes cast at the Annual Meeting.  An abstention has the effect of a vote against Proposals 2 or 3, and broker non-vote has no effect in the outcome of these proposals.  Proposal 4 will be approved by the majority of the votes cast at the Annual Meeting.  An abstention has the effect of a vote against Proposal 4~~.~~

Stockholders whose shares are registered in their own names may vote by mailing a completed proxy card, via the Internet or by telephone.  Instructions for voting via the Internet or by telephone are set forth on the enclosed proxy card. To vote by mailing a proxy card, sign and return the enclosed proxy card in the enclosed prepaid and addressed envelope and your shares will be voted at the Annual Meeting in the manner you direct. In the event no directions are specified, such proxies will be voted FOR each nominee of the Board of Directors (Proposal No. 1) and FOR the approval of the amendment of the 2008 Stock Incentive Plan (the “2008 Plan”) to  (i) increase the total number of shares that may issued pursuant to Incentive Stock Options to 906,248 shares; (ii) authorize the compensation committee of the board of directors (the “Compensation Committee”) to grant restricted stock units; (iii) authorize the Compensation Committee to cancel outstanding stock options to exchange for new stock options; and (v) authorize the Compensation Committee to reduce the exercise price of outstanding stock options (Proposal No. 2);  FOR the approval of an amendment to the 2008 Plan to increase the aggregate number of shares of common stock authorized for issuance by 302,000 shares (Proposal No. 3); FOR the ratification of appointment of Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2012; and  in the discretion of the proxy holders as to any other matters that may properly come before the Annual Meeting.

 The Company will bear the expense of printing and mailing this information circular and related proxy materials. In addition to the solicitation of proxies by mail, solicitation may be made by the Company’s directors, officers or other employees by telephone, facsimile or other means.

No additional compensation will be paid to such persons for such solicitation. The Company will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of the Company’s Common Stock.

Management of the Company is not aware of any matters other than those described in this information circular that may be presented for action at the Annual Meeting. If any other matters properly come before the meeting, persons appointed by the enclosed form of proxy will have discretionary authority to vote such proxies as they decide.

Recommendations of the Board of Directors

The Company’s Board of Directors recommends a vote:

•	FOR the election of the Class III nominees to the Board of Directors (Proposal 1).

•
FOR the approval of an amendment to the 2008 Plan to (i) increase the total number of shares that may issued pursuant to Incentive Stock Options to 906,248 shares; (ii) authorize the Compensation Committee to grant restricted stock units; (iii) authorize the Compensation Committee to cancel outstanding stock options to exchange for new stock options; and (iv) authorize the Compensation Committee to reduce the exercise price of outstanding stock options (Proposal 2).

•	FOR the approval of an amendment to the 2008 Plan to increase the aggregate number of shares of common stock authorized for issuance by 302,000 shares (Proposal No. 3).

•	FOR the ratification of appointment of Crowe Horwath (HK) CPA Limited as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2012.

IMPORTANT

WHETHER OR NOT YOU INTEND TO ATTEND THE WEBCAST FOR THE ANNUAL MEETING, WE URGE YOU TO MARK, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD PROMPTLY OR VOTE VIA THE INTERNET OR TELEPHONE BY FOLLOWING THE INSTRUCTIONS SET FORTH IN THE PROXY CARD.

PROPOSAL 1

ELECTION OF DIRECTORS

The Company’s articles of association provides for a classified Board of Directors consisting of three classes having staggered terms of three years each. The Board of Directors currently consists of one Class I director, two Class II directors, and two Class III directors. The Class I director has a term expiring at the 2012 annual meeting of stockholders, the Class II directors have a term expiring at the 2013 annual meeting and the Class III directors have a term expiring at the 2011 annual meeting of stockholders.

The terms of the Company’s two Class III directors, Mr. Hugh Wang and Mr. Guoqiang Lin , will end in 2011.  The Nomination Committee of the Board of Directors recommended, and the Board of Directors approved, Mr. Hugh Wang and Mr. Guoqiang Lin as the nominees for reelection at the Annual Meeting to Class III of the Board of Directors.  If reelected, Mr. Hugh Wang  and Mr. Guoqiang Lin  will serve for a term of three years expiring at the 2014 annual meeting of stockholders or until his successor shall have been elected and qualified.  Mr. Hugh Wang and Mr. Guoqiang Lin have each consented to be named as the nominee and agreed to serve if reelected. If, however, Mr. Hugh Wang and Mr. Guoqiang Lin are unable to serve, proxies will be voted for such persons as the Board of Directors may recommend.

Shares represented by proxy cannot be voted for a greater number of persons than the number of nominees named. The other directors of the Company will continue in office for their existing terms.

The Board of Directors unanimously recommends that stockholders vote “FOR” the election of the following nominees to the Board of Directors:

NOMINEES TO SERVE AS CLASS III DIRECTOR SERVING A TERM EXPIRING AT THE 2015 ANNUAL MEETING

Hugh Wang. Mr. Wang is our Chairman and a director. Mr. Wang founded Pansoft in 2001 and has been the Chairman since that time. Prior to founding Pansoft, from 1990-2001, Mr. Wang was Senior Vice President and one of the chief engineers of Inspur Group, a Chinese software company now listed on the Shanghai Stock Exchange. From 1987 to 1990, Mr. Wang was a lecturer in computer science at Shandong Teacher’s University. From 1982 to 1985, Mr. Wang served as Senior Programmer for the Information Center of Jinan Railway Management Bureau, one of 18 railway bureaus in China. Since 2006, Mr. Wang has served Shandong Teacher’s University on a part time basis as a professor in the computer science department focusing on software engineering. He also currently serves Shandong University on a part-time basis as a professor in the computer science department focusing on enterprise internal process control models, data models and ERP systems. Mr. Wang received a bachelor’s degree in computer science from Shandong University and a master’s degree in computer science and engineering from Tsinghua University.

Guoqiang Lin. Mr. Lin is our Chief Executive Officer and a director. Mr. Lin was one of the founders of Pansoft in 2001. Prior to founding Pansoft from 1990-2001, Mr. Lin was the Vice President of Inspur Group, a Chinese software company now listed on the Shanghai Stock Exchange. While at Inspur Software, Mr. Lin developed “Guoqiang Finance,” an ERP software system for Chinese businesses. Mr. Lin received a bachelor’s degree in computer science from Shandong Teacher’s University.

Board of Directors

Our board of directors currently consists of five directors. There are no family relationships between any of our executive officers and directors.

The directors are divided into three classes, as nearly equal in number as the total number of directors permits. Class I directors shall face re-election at our annual general meeting of shareholders in 2012 and every three years thereafter. Class II directors shall face re-election at our annual general meeting of shareholders in 2013 and every three years thereafter. Class III directors shall face re-election at our annual general meeting of shareholders in 2014 and every three years thereafter.

If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as equally as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decreases in the number of directors will not shorten the term of any incumbent director. These board provisions could make it more difficult for third parties to gain control of our company by making it difficult to replace members of the Board of Directors.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting.

There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly and in good faith with a view to our best interests. Our directors when exercising powers or performing duties as a director also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances taking into account, but without limitation, the nature of the company, the nature of the decision and the nature of the responsibilities undertaken by him. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association and the Company Law. A shareholder has the right to seek damages if a duty owed by our directors is breached.

Director Compensation

We have adopted a non-employee director compensation policy pursuant to which each individual serving as a non-employee board member at the beginning of the company’s fiscal year will be eligible to receive an annual retainer of $5,230 for board service.  New non-employee board members elected or appointed to the board during the Company’s fiscal year will receive a pro-rated amount of the annual retainer based on the period served from the date of appointment or election through the end of our fiscal year.  In addition, each non-employee director will receive $153 for each board and subcommittee meeting attended in person.  Non-employee directors are also eligible to receive equity awards.

For fiscal year 2010, our non-employee directors received an aggregate of $15,907 in cash as annual retainer and board meeting fees.  Pursuant to the terms of Pansoft’s 2008 Stock Incentive Plan, we granted an aggregate of 30,000 options to acquire Pansoft common stock to our non-employee directors during fiscal year 2010 and we have previously granted options to our non-employee directors in 2008 and 2009 as follows:

Grant Date	Expiration Date	Aggregate Number of Shares	Exercise Price Per Share ($)
September 8, 2008	September 8, 2013	14,000	7.00
December 13, 2008	December 12, 2011	14,000	2.74
May 22, 2009	May 21, 2011	14,000	5.20
February 25, 2010	February 24, 2013	30,000	6.33

All the options granted to non-employee directors vest over a three year period of service from the grant date and have an exercise price per share equal to the closing price of our stock on the grant date.  During fiscal year 2010, we recognized a stock compensation charge of $39,878 with respect to these options.

The equity ownership of our non-employee directors is described under the heading “Principal and Selling Shareholders”, below.

SECURITY OWNERSHIP OF DIRECTORS

The following table sets forth information with respect to beneficial ownership of our common shares as of March 31, 2011 by our directors.  The number and percentage of common shares beneficially owned are based on 546,7087 (2) common shares outstanding as of March 31, 2011. Information with respect to beneficial ownership has been furnished by each director. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of  May 15, 2011 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Pansoft, 3/f, Qilu Software Park Building, Jinan Hi-tech Zone, Jinan 250101, Shandong, People’s Republic of China.

Directors	Amount of Beneficial Ownership (2)	Percentage Ownership (2)
Hugh Wang (3)	3,425,494	62.45%
Guoqiang Lin (4)	3,425,494	62.45%
Samuel Shen	52,982	0.97%
Paul Gillis	16,767	0.31%
Tony Luh	7,767	0.14%
All Directors as a Group (5 persons )	3,506,009	63.92%
Timesway Group Limited (5)	3,425,494	62.45%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.
(2)
The number of our common shares outstanding used in calculating the percentage of the shares held by the persons listed above includes the following common shares underlying options exercisable within 60 days of May 15, 2011:

Granted On	No. of Shares	Exercise Price $	Expired by
September 8, 2009	64,200	7.00	September 8, 2013
December 13, 2009	16,000	2.74	December 13, 2011
December 13, 2009	6,000	2.74	December 13, 2013
May 22, 2009	9,333	5.20	May 22, 2012
February 25, 2010	10000	6.33	February 25, 2013
Total as of May 20, 2011	105,333

(3)
Based on a Schedule 13G filed by Timesway Group ("Timesway"), Timesway beneficially owns 3,425,494 shares of Common Stock of the Company.  Mr. Hu Wang serves as the Chairman and Director of Timesway and personally owns approximately 17% common shares of Timesway.  As director of Timesway, Mr. Wang may be deemed to have beneficial ownership of Common Stock beneficially owned by Timesway and hereby disclaims beneficial ownership of such securities.

(4)
Based on a Schedule 13G filed by Timesway, Timesway beneficially owns 3,425,494 shares of Common Stock of the Company. Mr. Guoqiang Lin serves as Director of Timesway and personally owns approximately 17% common shares of Timesway.  As Director of Timesway, Mr. Lin may be deemed to have beneficial ownership of Common Stock beneficially owned by Timesway and hereby disclaims beneficial ownership of such securities.

(5)	Timesway is a British Virgin Islands company formed on July 31, 2001 by Mr. Wang, for the purposes of holding a portion of the common shares of our company.

PROPOSAL 2

APPROVAL OF AMENDMENTS OF THE 2008 PLAN TO AUTHORIZE BOARD TO REVISE TERMS OF OUTSTANDING OPTIONS AND ADD NEW FEATURES TO THE 2008 PLAN

The Company believes that in order to provide adequate incentives to attract and retain qualified and talented personnel, it is desirable, to amend the 2008 Plan to provide the Board and the Compensation Committee with the authority to revise the terms outstanding stock options. and to add certain new features in the 2008 Plan to provide more flexibility in designing future equity incentive programs.  Accordingly, the Company proposes to amend the 2008 Plan as follows:

•	Increase the total number of shares that may be issued pursuant to Incentive Stock Options granted under the 2008 Plan to 906,248.

•
Authorize the Compensation Committee to grant restricted stock units (“RSUs”).  The RSUs may, in the discretion of the Compensation Committee, vest in one or more installments over the participant’s period of service or upon the attainment of specified performance objectives.  Outstanding RSUs shall automatically terminate, and no shares of common stock will actually be issued if the performance goals or service requirements are not attained or satisfied.

•
Authorize the Compensation Committee to effect, with the consent of the affected holders, the cancellation of any or all outstanding options under the 2008 Plan and to grant in exchange one or more of the following: (i) new options covering the same or a different number of shares of common stock but with an exercise price per share based on the fair market value of the shares on the grant date or (ii) cash or shares of common stock or any other equity awards, whether vested or unvested.

•
Authorize the Compensation Committee, with the consent of the affected holders, to reduce the exercise price of one or more outstanding options or issue new options with a lower exercise price in immediate cancellation of outstanding options with a higher exercise price.

On May 16, 2011, the board of directors approved and adopted Amended and Restated 2008 Stock Incentive as described above. The above description of the proposed amendments to the 2008 Plan does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated 2008 Stock Incentive Plan, a copy of which is available at http://www.pansoft.com/contentsa.php?level0=3&level1=6

The Board of Directors recommends a vote FOR the approval of the amendments to the 2008 Plan as described under Proposal 2 above

PROPOSAL 3

APPROVAL OF AMENDMENT OF THE 2008 PLAN TO INCREASEAUTHORIZED SHARES FOR ISSUANCE

In July 2008 the Company approved the 2008 Plan, pursuant to which 604,248 shares of the Company’s common stock are reserved for issuance.  Since the approval of the 2008 Plan, the Company has granted stock options to our executive officers as follows: an aggregate of 170,000 options granted on September 9, 2008 with an exercise price of $7.00 per share which will expire on September 7, 2013, and an aggregate of 15,000 options granted on December 13, 2008 with an exercise price of $2.74 per share which will expire on December 12, 2013.  The options vest over a 5 -year period of service measured from the grant date.  In addition, since the approval of the 2008 Plan, we have granted an aggregate of 72,000 stock options to our non-employee directors.  Currently, the 2008 Plan has only 194,248 shares available for future issuances.

As discussed previously in its public filings, the Company intends to expand its operations as a part of its growth strategy.  Under this strategy, the Company expects to increase its workforce by recruiting and hiring additional personnel.  Equity incentives, including issuance of stock options, are critical in ensuring that the Company attracts and recruits qualified personnel.  Given that the 2008 Plan has only 194,248 shares available for future issuance, the Company proposes to increase the number of authorized shares for issuance under such plan by 302,000 shares.  On May 16, 2011, the Board of Directors of the Company has approved an amendment to the 2008 Plan to increase the aggregate number of shares authorized for issuance under the 2008 Plan by 302,000 shares.

The Board of Directors recommends a vote FOR the approval of an amendment to the 2008 Plan to increase the number of authorized shares

STOCKHOLDER PROPOSALS

The Company’s articles of association establish an advance notice procedure with respect to certain stockholder proposals and director nominations. If a stockholder wishes to have a stockholder proposal considered at the Company’s 2011 annual meeting of stockholders, the stockholder must give timely notice of the proposal as required under such advance notice procedure in writing to the Secretary of the Company at the Company’s principal executive offices at 3/F Qilu Software Park Building, Jinan Hi-Tech Zone, Jinan, Shandong, People’s Republic of China 250101.

OTHER MATTERS

The Board of Directors knows of no other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, it is intended that proxies in the enclosed form will be voted in accordance with the judgment of the persons voting the proxies.

Whether you intend to be present at the Annual Meeting or not, we urge you to return your signed proxy card promptly.

APPENDIX A   Amended and Restated 2008 Stock Incentive Plan
APPENDIX B   Pansoft Annual Report  2010  filed under 20F
are available at:    http://www.pansoft.com/contentsa.php?level0=3&level1=6